UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 6 to
SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIFE SCIENCES RESEARCH, INC.
(Name of the Issuer)
LIFE SCIENCES RESEARCH, INC.
LION HOLDINGS, INC.
LION MERGER CORP.
LAB HOLDINGS LLC
ANDREW H. BAKER
FOCUSED HEALTHCARE PARTNERS, L.L.C.
(Names of Persons Filing Statement)
VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
532169109
(CUSIP Number of Class of Securities)

Mark L. Bibi	Andrew H. Baker
Secretary and General Counsel	401 Hackensack Avenue,
Life Sciences Research, Inc.	Hackensack, NJ 07601
PO Box 2360, Mettlers Road,	(732) 649-9961
East Millstone NJ 08875-2360
(732) 649-9961
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
     This statement is filed in connection with (check the appropriate box):
     a. ☑      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.
     b. ☐      The filing of a registration statement under the Securities Act of 1933.
     c. ☐      A tender offer.
     d. ☐      None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **
$103,281,626.70	$5,763.12

*	The transaction valuation was determined based upon the sum of: (a) $8.50 per each of 11,022,979 shares of the voting common stock of Life Sciences Research, Inc. (excluding shares owned by Lion Holdings Inc., Lion Merger Corp. or any direct or indirect wholly owned subsidiary of Lion Holdings, Inc., which includes 2,326,116 shares to be directly or indirectly contributed to Lion Holdings, Inc. by Andrew H. Baker and Focused Healthcare Partners, L.L.C., an entity controlled by Mr. Baker); (b) $8.50 minus the weighted average exercise price of $2.12 per each of 797,540 shares of the voting common stock issuable pursuant to outstanding “in the money” stock options (excluding “in the money” options to be contributed by Mr. Baker to Lion Holdings, Inc.); and (c) $8.50 minus the weighted average exercise price of $1.58 per each of 650,000 shares of the voting common stock issuable pursuant to outstanding “in the money” warrants.

**	In accordance with Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2009, the filing fee was determined by multiplying the transaction value of $103,281,626.70 by 0.00005580.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,763.12	Filing Party: Life Sciences Research, Inc.

Form or Registration No.	Schedule 14A	Date Filed: August 11, 2009

INTRODUCTION
     This final Amendment No. 6 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment”), is being filed with the Securities and Exchange Commission (the “SEC”) by (1) Life Sciences Research, Inc., the issuer of the shares of voting common stock which are subject to the Rule 13e-3 transaction (the “Company”), (2) Lion Holdings, Inc., a newly formed Delaware corporation (“Parent”), (3) Lion Merger Corp., a newly formed Maryland corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), (4) LAB Holdings LLC, a newly formed Delaware limited liability company, (5) Andrew H. Baker, the Chairman and Chief Executive Officer of the Company and (6) Focused Healthcare Partners, L.L.C., a New Jersey limited liability company (the persons and entities described in (1) — (6) above, collectively, the “Filing Persons”). This Amendment amends and supplements the Transaction Statement, together with the exhibits thereto, originally filed jointly by the Filing Persons with the SEC on August 11, 2009 and as amended to date (the “Transaction Statement”).
     This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to the Transaction Statement.
Item 15. Additional Information.
     Item 15(a) is hereby amended and supplemented by the addition of the following information:
     On November 23, 2009, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the merger (the “Merger”) of Merger Sub with and into the Company pursuant to the Merger Agreement.
     The Merger became effective on November 24, 2009 upon the acceptance for record by the State Department of Assessments and Taxation of Maryland of the Articles of Merger (the “Effective Time”). At the effective time of the Merger, the separate corporate existence of Merger Sub ceased, and the Company continued as the surviving corporation of the Merger and became a wholly owned subsidiary of Parent. At the Effective Time, (a) each share of the voting common stock, $0.01 par value per share, of the Company (the “Common Stock”) (other than shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and the Company, and in each case not held on behalf of third parties) was converted into the right to receive $8.50 per share in cash, without interest, less any applicable withholding taxes, (b) each option to purchase shares of Common Stock outstanding under the Company’s 2001 Equity Incentive Plan and 2004 Long Term Incentive Plan (the “Stock Plans”) became fully exercisable and vested, was cancelled and was converted into the right to receive a cash amount (without interest and net of any applicable withholding taxes) equal to (i) the excess, if any, of $8.50 over the per share exercise price of the option, multiplied by (ii) the total number of shares subject to the option immediately prior to the Effective Time, (c) each outstanding share of restricted stock granted under the Stock Plans became fully vested, was cancelled and was converted into the right to receive $8.50 in cash, without interest, less any applicable withholding taxes, and (d) each outstanding warrant to purchase shares of Common Stock was cancelled and converted into the right to receive a cash amount (without interest and net of any applicable withholding taxes) equal to (i) the excess, if any, of $8.50 over the per share exercise price under such warrant, multiplied by (ii) the total number of shares subject to such warrant immediately prior to the Effective Time.
     As a result of the Merger, the Common Stock will cease to trade on NYSE Arca effective as of the close of business on November 24, 2009, and became eligible for delisting from such market and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its Common Stock under the Exchange Act.

Item 16. Exhibits.
     Item 16 is amended and supplemented by the addition of the following exhibits thereto:
     (a)(7) Press release issued by the Company dated November 23, 2009, incorporated herein by reference to the Current Report on Form 8-K filed by the Company on November 23, 2009.
     (a)(8) Press release issued by the Company dated November 24, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 24, 2009

LIFE SCIENCES RESEARCH, INC.
By:	/s/ Mark L. Bibi
	Name:	Mark L. Bibi
	Title:	Secretary and General Counsel

LION HOLDINGS, INC.
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

LION MERGER CORP.
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

LAB HOLDINGS LLC
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

/s/ Andrew H. Baker
Andrew H. Baker

FOCUSED HEALTHCARE PARTNERS, L.L.C.
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(7)	Press release issued by Life Sciences Research, Inc. dated November 23, 2009, incorporated herein by reference to the Current Report on Form 8-K filed by Life Sciences Research, Inc. on November 23, 2009.

(a)(8)	Press release issued by Life Sciences Research, Inc. dated November 24, 2009.